UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         REALTY INFORMATION GROUP, INC.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   75612B 10 7
                                   -----------
                                 (CUSIP Number)

                               Jeffrey Mann, Esq.
                               Graham & James LLP
                           885 Third Ave., 24th Floor
                              New York, N.Y. 10022
                                (212) 848-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 1998
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 5


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CUSIP NO. 75612B 10 7             SCHEDULE 13D                     Page 2 of 5
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 1.  NAME OF REPORTING PERSON                               FOUNDERS/RIG, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS*                                  oo and See Item 3 below

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE

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                    7.  SOLE VOTING POWER                            1,158,375

                                                          and See Item 3 below

   NUMBER OF       -----------------------------------------------------------

   SHARES           8.  SHARED VOTING POWER

   BENEFICIALLY

   OWNED BY EACH   -----------------------------------------------------------

   PERSON WITH      9.  SOLE DISPOSITIVE POWER                       1,158,375

                                                          And See Item 3 below

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     1,158,375

                                                          and See Item 3 below

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         13.9%

                                                          and See Item 3 below

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Statement on Schedule 13D relates to the beneficial ownership of the common stock, par value $.01 per share (the "Common Stock"), of Realty Information Group, Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the Common Stock issued by the Company, which has its principal executive office at 7875 Wisconsin Avenue, Bethesda, MD 20814.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Founders/RIG, L.L.C., a Delaware limited liability company ("Founders"), with an office located at 711 Fifth Avenue, 14th Floor, New York, N.Y. 19922.

         Founders is engaged in identifying, for acquisition, data based businesses involved in commercial and industrial real estate. The managing members of Founders are Mr. Warren H. Haber ("Haber"), Mr. John L. Teeger ("Teeger"), and Mr. John D. White, Jr. ("White")(each, a "Managing Member"; and collectively, the "Managing Members"). Haber (a Director of the Company) and Teeger are officers and directors of Founders Equity, Inc., and its affiliates, private investment concerns engaged in the business of identifying businesses for acquisition in principal transactions, and managing such businesses for its own account. The business address for Haber and Teeger is 711 Fifth Avenue, 14th Floor, New York, N.Y. 19922. White is engaged in the business of investment banking. The business address for White is 599 Lexington Ave., 41st Floor, New York, N.Y. 10022. The Managing Members of Founders are citizens of the United States of America.

         Neither Founders, nor, to the best of Founders' knowledge or belief, any of the Managing Members has, during the last five years, either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds are being used by Founders or any of the Managing Members in connection with any acquisition of shares of Common Stock. Rather, pursuant to an Agreement and Plan of Contribution, dated March 5, 1998 (the "Contribution Agreement"), Founders and all of the other investors (including each of the Managing Members) in two related entities -- Realty Information Group, L.P. ("RIGLP")and OLD RIG, Inc. ("RIGINC") -- agreed to exchange their partnership units in RIGLP and/or their shares of RIGINC for shares of the Company. On July 7, 1998, in connection with the initial public offering of 2,500,000 shares of the Common Stock of the Company, Founders exchanged

382,302 units in RIGLP for 1,158,375 shares of Common Stock of the Company. (See also Item 5).

ITEM 4.  PURPOSE OF TRANSACTION.

         Founders and the Managing Members exchanged their units in RIGLP for shares of Common Stock of the Company solely to facilitate the consolidation of RIGLP and RIGINC with and into the Company so as to facilitate a public offering of 2,500,000 shares of Common Stock of the Company. Founders and/or each of the Managing Members may sell some or all of their shares of Common Stock, either in the open market or in private transactions depending on such holder's evaluation of the Company's business, prospects and financial condition, the market for such holder's shares of the Common Stock, other opportunities, general economic conditions, stock market conditions and further developments. Founders' ability to sell any of its shares of Common Stock is, however, subject to the terms of a lock-up agreement entered into between Founders and Allen & Company Incorporated (on behalf of the underwriters of the public offering), dated June 22, 1998. The lock-up expires on or about February 17, 1999.

         Other than as described above, neither Founders nor any of the Managing Members has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         a) Founders is the beneficial owner of 1,158,376 shares of the Company's Common Stock which represents approximately 13.9% of the outstanding shares of Common Stock of the Company as of July 7, 1998. Haber (excluding the adult children) is the beneficial owner of 142,328 shares, of which 104,634 shares are owned directly by him and 18,847 are owned indirectly by him through Founders and 18, 847 are owned indirectly by his spouse through founders, of Common Stock of the Company which represents less than 1% of the outstanding shares of Common Stock of the Company as of July 7, 1998. Teeger (excluding his adult children) is the beneficial owner of 78,018 shares, of which 54,822 shares are held directly by him and the balance is owned indirectly through Founders, of Common Stock of the Company which represents less than 1% of the outstanding shares of Common Stock of the Company as of July 7, 1998. White is the beneficial owner of 70,870 shares, of which 62, 171 shares are held directly by him and the balance is owned by him and his spouse indirectly through Founders, of Common Stock of the Company which represent less than 1% of the outstanding shares of Common Stock of the Company as of July 7, 1998. Additionally, each Managing Member has a beneficial interest that is less than 5% in Founders, and the aggregate total of all of the Managing Members' beneficial interest in founders is less than 5%.

         (b) Founders has the sole power to vote or direct the disposition of its shares of Common Stock of the Company. Each of Harber, White and Teger have the sole power to vote or direct the disposition of their respective shares of Common Stock of the Company owned directly by them.

         (c)      See Item 4 above.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER.
        On March 5, 1998, Founders and other investors including the Managing Members entered in the Contribution Agreement (see Item 3 above). On June, 22, 1998, Founders and each of the Managing Members entered into the Lock-Up
Agreement. On December 3, 1996, Founders, RIGLP, RIGINC, and other entities entered into a Registration Rights Agreement. A copy of the Contribution Agreement, a copy of the Registration Rights Agreement, and a copy of the Lock-Up Agreement are attached hereto as, respectively, Exhibits 1, 2, and 3 and are incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement and Plan of Contribution, dated March 5, 1998, by and among the limited partners of RIGLP and the shareholders of RIGINC.

         Exhibit 2 Registration Rights Agreement, dated December 3, 1996, by and among Founders, RIGLP, RIGINC, Law Bulletin Publishing Company, and RIG Holdings, LLC.

         Exhibit 3       Lock-Up   Agreement,   dated  June  22,  1998,  between
                         Founders and Allen & Company Incorporated.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 1998

FOUNDERS/RIG, L.L.C.

By: /s/ John L. Teeger
  __________________________
    Name:   John L. Teeger
    Title:  Managing Member